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                                  Exhibit 16.1


August 2, 2001


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Geographics, Inc. and, under the dates of June 28, 2001 and July 13, 2000, we reported on the consolidated financial statements of Geographics, Inc. and subsidiaries as of and for the years ended March 31, 2001 and 2000, respectively. On July 26, 2001, we resigned. We have read Geographics, Inc.'s statements included under Item 4 of its Form 8-K dated August 2, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with Geographic, Inc.'s statement that the change "was not requested or approved by the Company's Board of Directors or Audit Committee".

Very truly yours,

/s/ KPMG LLP


    KPMG LLP